EXHIBIT C

                       LETTER TO ISSUER'S CHAIRMAN AND CEO

                               CLINTON GROUP, INC.

8/14/2007

China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian, Shenzhen, China, 518034

Attention: Mr. Guoshen Tu
           Chairman of the Board and Chief Executive Officer

Dear Mr. Tu:

Due to the increased share count as disclosed in the 10-Q dated August 13, 2007, Clinton Group Inc. ("Clinton") is no longer considered a beneficial owner of greater than 5% of the common equity of China Security & Surveillance
Technology, Inc. ("China Security" or the "Company") under Rule 13d. As our filing shows, we have increased our beneficial ownership by more than 40k shares, and may purchase more shares in the future.

Though the Company's stock price has increased since our last letter on June 21, 2007, we continue to believe that China Security's valuation multiples of 12.1x consensus 2008E EPS and a PEG of 0.4x to be extremely low given your management team's execution to date and the tremendous industry growth opportunity.

I believe that you share our view with regards to the significance of a timely listing on the NYSE. We believe that a transition to a major exchange would expand the stock ownership universe and provide an opportunity to enhance the shareholder base with long-term holders. We consider E-House (China) Holdings Ltd.'s recent initial public offering on the NYSE and meteoric rise as substantiation in the demand for U.S.-listed public equities with significant exposure to the dynamic growth in China.

To that end, we would be happy to lend our support or advice in securing the final two independent directors as well as to introduce the Company to equity research analysts at prominent investment banks.

As we have previously written, we commend your business execution to date and are supportive of your management and excited about the growth prospects of the Company and management's ability to implement its business strategy.

Please feel free to contact me at your convenience at (212) 377-4224 or my colleague, Joseph De Perio, at (212) 739-1833 to discuss any and all matters.

Sincerely,


/s/Conrad Bringsjord
---------------------------
Conrad Bringsjord
Senior Managing Director


cc: Mr. Terence Yap